

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 2, 2006

Richard J. Diemer, Jr.
Senior Vice President and Chief Financial Officer
Albemarle Corporation
330 South Fourth Street
Richmond, Virginia 23219

      Re: Albemarle Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2005
           Forms 10-Q for the Quarters Ended March 31, 2006 and June 30, 2006
           File No. 1-12658

Dear Mr. Diemer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the Nudrat Salik, Staff Accountant, at (202) 551-3692.

                  Sincerely,

                  Rufus Decker
                  Accounting Branch Chief